UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934
Penford Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
707051108
(CUSIP Number of Class of Securities)
Paul Robinson
Senior Vice President, General Counsel and Corporate Secretary
SEACOR Holdings Inc.
P.O. Box 13038
2200 Eller Drive
Ft. Lauderdale, Florida 33316
(954) 523-2200
with a copy to:
David Zeltner, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2014
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
SEACOR Holdings Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
—
(8) SHARED VOTING POWER 1,186,600
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,186,600
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.34%(1)
(14)	TYPE OF REPORTING PERSON CO: HC

(1) Based upon the net number of 12,705,538 shares of common stock of Penford Corporation (the "Issuer") stated to be outstanding as of July 2, 2014 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2014 filed by the Issuer on July 8, 2014 with the Securities and Exchange Commission (the "Form 10-Q").

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
F2 SEA Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
—
(8) SHARED VOTING POWER 1,186,600
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,186,600
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.34%(2)
(14)	TYPE OF REPORTING PERSON CO

(2) Based upon the net number of 12,705,538 shares of common stock of the Issuer stated to be outstanding as of July 2, 2014 by the Issuer in the Form 10-Q.

This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 3, 2013, as amended by Amendment No. 1 thereto filed with the Commission on August 29, 2013, Amendment No. 2 thereto filed with the Commission on July 11, 2014 and Amendment No. 3 thereto filed with the Commission on August 20, 2014 (as so amended, the "Schedule 13D"), which relates to the common stock, par value $1.00 per share (the "Common Stock"), of Penford Corporation, a Washington corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.     Identity and Background

Schedule A referred to in Item 2 is hereby amended and restated as set forth in Schedule A attached hereto.
Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following disclosure:

On October 14, 2014, Holdings, Ingredion Corporation, a Delaware corporation ("Parent"), and the Issuer entered into a Voting and Support Agreement (the "Voting Agreement") pursuant to which Holdings agreed to vote all shares of the Issuer's Common Stock then owned by it in favor of a merger (the "Merger") of the Issuer with Prospect Sub, Inc., a Washington corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). The Issuer agreed that, prior to the consummation of the Merger or the termination of the Agreement and Plan of Merger among Parent, Merger Sub and the Issuer (the "Merger Agreement"), it will not call an annual or special meeting for the election of directors and, in the event that the Merger Agreement is terminated, it will call an annual or special meeting for the election of directors to be held on a date not earlier than 60 days nor later than 90 days after the date of termination of the Merger Agreement.

Under the Voting Agreement, Holdings also agreed, subject to specified exceptions, not to (i) solicit proxies, announce an intention to or continue any announced intention to solicit proxies, from shareholders of the Issuer regarding the election of Holdings' nominees as members of the board of directors of the Issuer, (ii) solicit, negotiate or otherwise knowingly facilitate or knowingly encourage directly or indirectly, any Acquisition Proposal (as defined in the Merger Agreement), (iii) directly or indirectly acquire any securities, business or assets of the Issuer or its subsidiaries or (iv) sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote its Common Stock pursuant to an Acquisition Proposal or through any transaction or series of related transactions to (x) any person more than 5% of the outstanding Common Stock (other than through trades over NASDAQ or any securities exchange or market on which the Common Stock is traded) or (y) any subsidiary of Holdings.

The Voting Agreement will terminate upon the earlier of (i) the closing under the Merger Agreement, (ii) any termination of the Merger Agreement in accordance with its terms or (iii) the earlier termination of the Voting Agreement by the delivery of a termination notice by Holdings at any time (x) following an amendment to the Merger Agreement that reduces the amount of the merger consideration or the form thereof (provided that Holdings exercises its termination right within five business days following its receipt of notice of such amendment) or (y) on or after March 15, 2015.

A copy of the Voting Agreement is filed as an exhibit hereto and the foregoing description of the Voting Agreement is qualified in its entirety by the complete text of such exhibit.

Except as otherwise set forth in this Item 4, the Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read in its entirety as follows:

The responses in Items 3, 4 and 5 of the Schedule 13D, as amended by this Amendment No. 4, and the Exhibits to the Schedule 13D, are each incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

3.    Voting Agreement dated as of October 14, 2014.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: October 15, 2014
SEACOR HOLDINGS INC.

By:  /s/ Evan Behrens
Name:    Evan Behrens

Title:	Senior Vice President

F2 SEA INC.

By: /s/ Eric Fabrikant

Name:	Eric Fabrikant
Title:    President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America, except that Mr. Pierre Demandolx is a citizen of France. Mr. Evan Behrens, in his capacity as a director of the Issuer, was awarded a restricted stock grant of 1,556 shares of Common Stock with a grant date of January 1, 2014. Such shares will not vest until January 1, 2015. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, no other director or executive officer of the Reporting Persons owns any shares of the Common Stock.
SEACOR Holdings Inc.

Name	Position/Principal Occupation	Business Address
Charles Fabrikant	Executive Chairman of the Board of Directors of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Oivind Lorentzen	Chief Executive Officer and Director of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
John Gellert	Senior Vice President and President of Offshore Marine Services	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Paul Robinson	Senior Vice President, General Counsel and Corporate Secretary	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Matthew Cenac	Senior Vice President and Chief Financial Officer	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
David R. Berz	Director of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Pierre De Demandolx	Director of SEACOR Holdings Inc. and General Partner of DPH Conseils	DPH Conseils 3 Square Lamartine Paris, France 75116
Andrew R. Morse	Director of SEACOR Holdings Inc. and Managing Director and Senior Portfolio Manager of Morse, Towey and White	High Tower Advisors 505 Fifth Avenue, 12th Floor New York, NY 10017
R. Christopher Regan	Director of SEACOR Holdings Inc. and Co-Founder and Managing Director of The Chartis Group, LLC	The Chartis Group, LLC 140 Broadway, 46th Floor New York, NY 10005
Steven J. Wisch	Director of SEACOR Holdings Inc. and Managing Partner of El Dorado Partners, LLC	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316

F2 SEA Inc.

Name	Position	Business Address
Eric Fabrikant	President and Director of F2 SEA Inc. and Vice President of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
John Gellert	Vice President and Director of F2 SEA Inc. and Senior Vice President and President of Offshore Marine Services of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Evan Behrens	Vice President of F2 SEA Inc. and Senior Vice President Business Development of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Matthew Cenac	Vice President of F2 SEA Inc. and Senior Vice President and Chief Financial Officer of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Lisa Manekin	Vice President/Secretary of F2 SEA Inc. and Treasurer of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Bruce Weins	Vice President/Treasurer of F2 SEA Inc. and Corporate Controller of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316